UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(Cc) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(Aa)(2), 18(Cc) AND 18(Ii) THEREUNDER AND PURSUANT TO SECTIONS 6(Cc) AND 23(Cc) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23C-c-3 THEREUNDER AND PURSUANT TO SECTION 17(Dd) OF THE ACT AND RULE 17D-d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:
Bow River Capital Evergreen Fund
Bow River Asset Management LLC

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103

WITH A COPY TO:

Jeremy Held
Bow River Asset Management LLC
205 Detroit Street, Suite 800
Denver, Colorado 80206

This Application (including Exhibits) contains 65[48] pages

As filed with the Securities and Exchange Commission on August 24October 12, 2021.

TABLE OF CONTENTS

EXHIBITS
Exhibit A - Resolutions of the Initial Trustee of Bow River Capital Evergreen Fund
Exhibit B - Verifications of Bow River Capital Evergreen Fund and Bow River Asset Management LLC

ACTIVE.~~134003469.04~~134321695.01

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF:

BOW RIVER CAPITAL EVERGREEN FUND AND BOW RIVER ASSET MANAGEMENT LLC	FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

Investment Company Act of 1940

File No. 812-[———]15258

EXPEDITED REVIEW REQUESTED
UNDER 17 CFR 270.0-5(d).

I.   THE PROPOSAL

Bow River Capital Evergreen Fund (the "Initial Fund") is a newly organized Delaware statutory trust that is registered under the Act and that will operate as a continuously offered, non-diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. Bow River Asset Management LLC (the "Adviser") will serve as the Initial Fund's investment adviser. The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 ofunder the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[1] acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each, a

---

[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

3

"Future Fund," and together with the Initial Fund, the "Funds"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund filed ~~a~~an initial registration statement on Form N-2, which was declared effective by the Commission on December 28, 2020, registering two initial classes of shares of beneficial interest, "Class I Shares" and "Class II Shares, under the Act and under the Securities Act of 1933, as amended ("Initial Registration Statement")~~, registering two initial classes of shares, "Class I Shares" and "Class II Shares," each with its own fee and expense structure~~. The Initial Fund ~~is currently~~continuously offer~~ing~~s its Class I Shares ~~on a continuous basis~~ in connection with its ~~current~~Initial ~~r~~Registration ~~s~~Statement~~, which was declared effective by the Commission on December 28, 2020.~~. The Initial Fund's Class I Shares are subject to other expenses and will be subject to an EWC, but not a distribution and/or service fee or front-end sales charge.

If the requested relief is granted, the Initial Fund ~~will~~anticipates making a continuous public offer~~ing of its~~ Class II Shares and may also offer additional classes of shares in the future, with each class having its own fee and expense structure. The Initial Fund's Class II Shares will be subject to other expenses including a distribution and service fee and an EWC, but not a front-end sales charge.

Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Initial Fund will only offer one class of shares, Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

~~It is contemplated that the Initial Fund's Class II Shares will be subject to other expenses including a distribution and service fees and an EWC, but not a front-end sales charge. The Initial Fund's Class I Shares is subject to other expenses and will be subject to an EWC, but none of a distribution and/or service fee or front-end sales charge. The Funds may in the future offer additional classes of shares and/or another sales charge structure, including with EWCs.~~

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority ("FINRA") Rule 2341(d) (the "FINRA Sales Charge Rule"). All references in the application to the FINRA Sales Charge Rule include any ~~Financial Industry Regulatory Authority~~FINRA successor or replacement rule to the FINRA Sales Charge Rule.

II.   STATEMENT OF FACTS

A.   Bow River Capital Evergreen Fund ~~(the "Initial Fund")~~

The Initial Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Investment Company Act of 1940 on Form N-8A and an Initial Registration Statement on Form N-2 registering Class I Shares and Class II Shares under the Act and under the Securities Act of 1933, as amended. The Initial Fund is a Delaware statutory trust. The Initial Fund is a non-diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act. The Initial Fund's primary investment objective is to generate long-term capital appreciation by investing in a broad portfolio of private equity investments that provide attractive risk-adjusted return potential. The Initial Fund will seek to achieve its investment objective through broad exposure to private equity, private credit, and

4

semi-liquid (investments with monthly or quarterly liquidity availability, such as evergreen private equity funds) or listed investments. The principal investments utilized by the Fund are: (i) direct investments (i.e. positions in the equity or debt of operating companies); (ii) secondary purchases (i.e. purchases of existing interests that are acquired on the secondary market) of closed-end private funds managed by third-party managers; (iii) primary fund commitments (i.e. commitments to new private equity, private credit, or other private funds); (iv) direct or secondary purchases of liquid credit instruments; (v) other liquid investments (i.e. strategies with a higher liquidity profile than direct investments or investments in funds, including listed private equity and exchange-traded funds; and (vi) short-term investments, including money market funds and short term treasuries. The Initial Fund's address is c/o Bow River Asset Management LLC, 205 Detroit Street, Suite 800 Denver, Colorado 80206.

If the requested relief requested herein is granted, the Initial Fund will offer Class II Shares and may also offer additional classes of shares in the future, with each class having its own fee and expense structure.

The Initial Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at net asset value on a semi-annual basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.[2] In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[3]

Repurchase fees, if charged, will equally apply to additional classes of shares and to all classes of shares of a Fund, consistent with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, shares of the Fund will be subject to a repurchase fee at a rate of no greater than two percent of the shareholder's repurchase proceeds.

---

[2] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

[3] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long-term shareholders for the expenses related to shorter term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

B.   Bow River Asset Management LLC (the "Adviser")

The Adviser is a Colorado limited liability company and a registered investment adviser with the Commission under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). The Adviser will serve as the Initial Fund's investment adviser pursuant to an advisory agreement (the "Investment Management Agreement"), subject to the approval of the Investment Management Agreement by the Initial Fund's Board of Trustees (the "Board"), including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund's original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement. Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Initial Fund's business affairs and selecting the Initial Fund's investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is 205 Detroit Street, Suite 800 Denver, Colorado 80206. The Adviser has entered into an investment consultant agreement on behalf of the Initial Fund with an investment consultant that will assist the Adviser with sourcing, evaluating and selecting investments for the Initial Fund's portfolio. The investment consultant is registered as an investment adviser under the Investment Advisers Act and considered an investment adviser, as defined under Section 2(a)(20) of the Act. Consequently, the investment consultant agreement has been approved by the board of trustees of the Initial Fund, pursuant to Section 15(c) the Act.

C.   Other Provisions

From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from Class I Shares and Class II Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), services fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, services fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than 2two percent of the shareholder's repurchase proceeds (an "Early Repurchase Fee") if the interval between the date of purchase

of the shares and the valuation date with respect to the repurchase of those shares is less than one year. ~~Any~~An Early Repurchase Fee ~~imposed by a Fund will apply to all classes of shares of the Fund, in compliance~~ ~~with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any~~ ~~Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the~~ ~~Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such~~ ~~Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class.~~ charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

III.   EXEMPTION REQUESTED

A.   The Multi-Class System

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security"[4] within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.   Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.   Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.   COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of

---

[4] Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

7

securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.   DISCUSSION

A.   Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.[5] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the Staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[6]

The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[7] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two

---

[5] SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

[6] *Id.* at 424.

[7] *Id.* at 439-40.

extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[8] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[9] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[10]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[11] Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, *e.g.*, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund, and CIM Real Assets & Credit Fund, et al.[12]

B. Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment

---

[8] *Id.* at 424.

[9] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[10] Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[11] *Protecting Investors* at 439-40; Proposing Release at 27.

[12] See, e.g., BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. Nos. 34320 (June 29, 2021) (notice) and 34344 (July 26, 2021) (order); Calamos-Avenue Opportunities Fund and Calamos Avenue Management, LLC, Investment Co. Rel. Nos. 34300 (June 14, 2021) (notice) and 34327 (July 12, 2021) (order); KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC Investment Co. Rel. Nos. 33840 (April 16, 2020) (notice) and 33863 (May 12, 2020) (order); 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Investment Co. Rel. Nos. 34051 (October 15, 2020) (notice) and 34091 (November 10, 2020) (order); and CIM Real Assets & Credit Fund, et al, Investment Co. Rel. Nos. 33630 (September 23, 2019) (notice) and 33659 (October 22, 2019) (order).

company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).[13] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that "it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . ."

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of

---

[13] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[14] the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[15]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of each Fund's shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.[16] Provisions regulating the issuance by closed-end funds of debt or preferred

---

[14] *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[15] *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[16] *See* BNY Mellon Alcentra Opportunistic Global Credit Income Fund, *supra* note 12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, *supra* note 12.

stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[17] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[18] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[19] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[20] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund, and CIM Real Assets & Credit Fund.[21] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.   Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a

---

[17] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[18] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[19] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[20] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). *See also* Rules 12d1-1, *et seq.* of the Act.

[21] *See* BNY Mellon Alcentra Opportunistic Global Credit Income Fund, *supra* note 12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, *supra* note 12.

fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds ~~may seek~~are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds ~~may~~would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition" of CDSLs.[22] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds,
such
~~Such~~ consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[23]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[24] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund

---

[22] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[23] *Id.*

[24] Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

ACTIVE.~~134003469.04~~134321695.01

continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[25] The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[26] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder ~~service and~~ distribution and/or service fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay ~~service~~distribution and/or ~~distribution~~service fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[27] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection

---

[25] *See* Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[26] *See* Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[27] *See* BNY Mellon Alcentra Opportunistic Global Credit Income Fund, *supra* note 12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, *supra* note 12.

with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Fund, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[28] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[29] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[30] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose a distribution and/or service fee.[31]

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an

---

[28] Investment Co. Act Rel. No. 14390 (February 2, 1985).

[29] *Id.*

[30] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[31] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,[32] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[33]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its shares should be resolved by such Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not

---

[32] *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

[33] *Id.*

involve participation on a basis different from or less advantageous than that of other participants).

VI.   APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.   CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[34]

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund's Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is c/o Bow River Asset Management LLC, 205 Detroit Street, Suite 800 Denver, Colorado 80206 (Initial Fund) and 205 Detroit Street, Suite 800 Denver, Colorado 80206 (Adviser) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

---

[34] *See* BNY Mellon Alcentra Opportunistic Global Credit Income Fund, *supra* note 12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, *supra* note 12.

Bow River Capital Evergreen Fund

Dated: ~~August 24~~October 12, 2021

By: /s/ Jeremy Held
     Name: Jeremy Held
     Title: Trustee

Bow River Asset Management LLC

Dated: ~~August 24~~October 12, 2021

By: /s/ Richard C. Wham

     Name: Richard C. Wham
     Title: President & Chief Operating Officer

EXHIBIT A

Resolutions of the Initial Trustee of Bow River Capital Evergreen Fund

RESOLVED,   that the officers of Bow River Capital Evergreen Fund (the "Fund") are authorized and directed to request an order from the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the "Order") and it is;

FURTHER
RESOLVED,   that the officers of the Fund are authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

EXHIBIT B

Verifications of Bow River Capital Evergreen Fund and Bow River Asset Management LLC

The undersigned states that he has duly executed the attached application dated ~~August 24~~October 12, 2021 for and on behalf of **Bow River Capital Evergreen Fund** in his capacity as Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Jeremy Held
Name: Jeremy Held
Title: Trustee

The undersigned states that he has duly executed the attached application dated ~~August 24~~October 12, 2021 for and on behalf of **Bow River Asset Management LLC** in his capacity as President & Chief Operating Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Richard C. Wham
Name: Richard C. Wham
Title: President & Chief Operating Officer

20

~~As filed with the U.S. Securities and Exchange Commission on October 2, 2020~~

UNITED STATES OF AMERICA
BEFORE THE
~~U.S.~~ **SECURITIES AND EXCHANGE COMMISSION**
~~WASHINGTON, D.C. 20549~~

~~THIRD~~FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of ~~the Application of~~**:**
~~361 SOCIAL INFRASTRUCTURE FUND~~
Bow River Capital Evergreen Fund
~~361 INFRASTRUCTURE PARTNERS,~~**Bow River Asset Management** LLC
~~235 West Galena Street~~

~~Milwaukee, Wisconsin 53212.~~
~~Please send all communications and orders to:~~
PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:

~~Deborah Bielicke Eades~~Joshua B. Deringer, Esq.
~~Vedder Price P.C.~~
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103

WITH A COPY TO:

Jeremy Held
Bow River Asset Management LLC
~~222 North LaSalle~~205 Detroit Street, Suite 800
Denver, Colorado 80206
~~Chicago, Illinois 60601~~
~~(312) 609-7661~~

~~with a copy to:~~

~~Wade Clouse~~	~~Rita Dam~~
~~361 Infrastructure Partners, LLC~~	~~361 Social Infrastructure Fund~~
~~4600 South Syracuse Street, Suite 500~~	~~235 West Galena Street~~
~~Denver, Colorado 80237~~	~~Milwaukee, Wisconsin 53212~~
~~wclouse@361capital.com~~	~~rita.dam@mfac-ca.com~~

This Application (including Exhibits) ~~consists of 21~~contains [48] pages~~.~~

1

As filed with the Securities and Exchange Commission on October 12, 2021.

TABLE OF CONTENTS

UNITED STATES OF AMERICA
BEFORE THE
~~UNITED STATES~~ SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF:

~~In the Matter of:~~
~~361 SOCIAL INFRASTRUCTURE FUND~~
~~AND~~

BOW RIVER CAPITAL EVERGREEN FUND

AND

361 INFRASTRUCTURE PARTNERS,BOW RIVER ASSET MANAGEMENT LLC
~~Investment Company Act of 1940~~
~~File No. 812-15104~~

Investment Company Act of 1940

File No. 812-15258

EXPEDITED REVIEW REQUESTED UNDER
17 CFR 270.0-5(d).

~~THIRD~~FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

I.   THE PROPOSAL

~~361 Social Infrastructure~~Bow River Capital Evergreen Fund (the "Initial Fund") is a newly organized Delaware statutory trust that is registered under the Act and that will operate as a continuously offered, non-diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. ~~361 Infrastructure Partners,~~Bow River Asset Management LLC (the "Adviser") will serve as the Initial Fund's investment adviser. The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[1] acts as investment adviser and which operates as an interval

---

[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each, a "Future Fund," and together with the Initial Fund, the "Funds"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund ~~has~~ filed an initial registration statement on Form N-2, which was declared effective by the Commission on December 28, 2020, registering two initial classes of shares of beneficial interest, "Class I Shares" and "Class II Shares, under the Act and under the Securities Act of 1933, as amended ("Initial Registration Statement")~~, which has not yet been declared effective by the Commission, seeking to register shares of beneficial interest of one initial class of shares, "Institutional Class I Shares" under the Act and the Securities Act of 1933 as amended (the "Securities Act").~~.

The Initial Fund continuously offers its Class I Shares in connection with its Initial Registration Statement. The Initial Fund's Class I Shares are subject to other expenses and will be subject to an EWC, but not a distribution and/or service fee or front-end sales charge. ~~Institutional Class I Shares are not subject to sales, charges, EWCs or asset-based distribution or service fees; however, the Initial Fund may in the future offer additional classes of shares with such features.~~

~~The Initial Fund will make a continuous public offering of its shares.~~ If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Class II Shares and may also offer additional classes of shares in the future, with each class having its own fee and expense structure. The Initial Fund's Class II Shares will be subject to other expenses including a distribution and service fee and an EWC, but not a front-end sales charge.

Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. ~~If the Initial Fund's Registration Statement is declared effective prior to the receipt of the requested relief, the~~The Initial Fund will only offer one class of shares, ~~Institutional~~ Class I Shares, until ~~the~~ receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority ("FINRA") Rule 2341(d) (the "FINRA Sales Charge Rule"). All references in ~~this~~the application to the FINRA Sales Charge Rule include any FINRA successor or replacement rule to the FINRA Sales Charge Rule.

II.   STATEMENT OF FACTS

A. ~~361 Social Infrastructure~~ Bow River Capital Evergreen Fund

The Initial Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Investment Company Act of 1940 on Form N-8A and ~~the~~an Initial Registration Statement ~~seeking to~~on Form N-2 register~~ing Institutional~~ Class I Shares and Class II Shares under the Act and under the Securities Act of 1933, as amended. The Initial Fund is a Delaware statutory trust ~~that is registered under the Act as~~. The Initial Fund is a non-diversified, closed-end ~~management~~ investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act. The Initial Fund's primary investment objective is to ~~seek to provide alternative income uncorrelated to public markets~~generate long-term capital appreciation by investing in a broad portfolio of private equity investments that provide attractive risk-adjusted return

5

potential. The Initial Fund ~~anticipates that it~~ will seek to achieve its investment objective ~~by investing, under normal circumstances, at least 80%, plus the amount of borrowings for investment purposes, in debt securities issued in private placement transactions for the purpose of acquiring, installing, maintaining and managing essential facility infrastructure assets or upgrade facilities primarily in the social infrastructure sector. The debt securities issued by SPVs may have fixed or floating rates of interest and may be senior in the capital structure or may be subordinated to other types of debt, such as a bank line of credit. Debt securities of SPVs of the types in which the Fund intends to invest are issued in private placements to a limited number of institutional investors and are not tradeable in a secondary market. SVPs are not expected to meet the definition of investment company under the Act because they will own and operate essential infrastructure assets, which are not securities.~~ <u>through broad exposure to private equity, private credit, and semi-liquid (investments with monthly or quarterly liquidity availability, such as evergreen private equity funds) or listed investments. The principal investments utilized by the Fund are: (i) direct investments (i.e. positions in the equity or debt of operating companies); (ii) secondary purchases (i.e. purchases of existing interests that are acquired on the secondary market) of closed-end private funds managed by third-party managers; (iii) primary fund commitments (i.e. commitments to new private equity, private credit, or other private funds); (iv) direct or secondary purchases of liquid credit instruments; (v) other liquid investments (i.e. strategies with a higher liquidity profile than direct investments or investments in funds, including listed private equity and exchange-traded funds; and (vi) short-term investments, including money market funds and short term treasuries. The Initial Fund's address is c/o Bow River Asset Management LLC, 205 Detroit Street, Suite 800 Denver, Colorado 80206.</u>

If the relief requested herein is granted, the Initial Fund <u>will offer Class II Shares and</u> may also offer additional classes of shares in the future, with each class having its own fee and expense structure.

The Initial Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at net asset value on a ~~quarterly~~<u>semi-annual</u> basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.[2] In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[3]

---

[2] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act <u>of 1933, as amended</u>.

[3] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long-term shareholders for the expenses related to shorter term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

6

Repurchase fees, if charged, will equally apply to additional classes of shares and to all classes of shares of a Fund, consistent with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, shares of the Fund will be subject to a repurchase fee at a rate of no greater than ~~2.00%~~two percent of the shareholder's repurchase proceeds ~~if the interval between the date of purchase of shares and the valuation date with respect to the repurchase of those shares is less than one year. A repurchase fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6e-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.~~.

B. ~~361 Infrastructure Partners,~~   Bow River Asset Management LLC

The Adviser~~, a wholly owned subsidiary of 361 Capital LLC, is a Delaware~~ is a Colorado limited liability company and a registered investment adviser with the Commission under the Investment Advisers Act of 1940, as amended~~, and~~ (the "Investment Advisers Act"). The Adviser will serve as the Initial Fund's investment adviser ~~for the Initial Fund~~ pursuant to an ~~investment management~~advisory agreement (the "Investment Management Agreement"), subject to the approve~~d~~al of the Investment Management Agreement by the Initial Fund's Board of Trustees (the "Board"), including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Initial Fund~~,~~ and ~~will be approved~~ by the Initial Fund's ~~initial~~original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not ~~currently~~ seeking any exemptions from the provisions of the Act with respect to the Investment Management Agreement. ~~The Adviser will be responsible for administering the business affairs~~Under the terms of the Investment Management Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Initial Fund~~'s~~ ~~, including making~~business affairs and selecting the Initial Fund's investments according to the Initial Fund's investment ~~decisions and placing portfolio transactions~~objectives, policies, and restrictions. The Adviser's address is ~~4600 South Syracuse~~205 Detroit Street, Suite ~~500,~~800 Denver, Colorado ~~80237.~~80206. The Adviser has entered into an investment consultant agreement on behalf of the Initial Fund with an investment consultant that will assist the Adviser with sourcing, evaluating and selecting investments for the Initial Fund's portfolio. The investment consultant is registered as an investment adviser under the Investment Advisers Act and considered an investment adviser, as defined under Section 2(a)(20) of the Act. Consequently, the investment consultant agreement has been approved by the board of trustees of the Initial Fund, pursuant to Section 15(c) the Act.

C.   Other Provisions

From time to time~~,~~ the Initial Fund~~s~~ may create additional classes of shares, the terms of which may differ from ~~the Institutional~~ Class I Shares and Class II Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), services fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer

7

agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, services fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder's repurchase proceeds (an "Early Repurchase Fee") if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. An Early Repurchase Fee charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

III. EXEMPTION REQUESTED

A. The Multi-Class System

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security"[4] within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B. Early Withdrawal Charges

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C. Asset-Based Distribution and/or Service Fees

---

[4] Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.   COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.   DISCUSSION

A.   Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.[5] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity the fund's shareholders will have, and thus the liquidity required of the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the sStaff determined that, given the changes in the securities market

---

[5] SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[6]

The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the ~~wide~~vast array of semi-liquid portfolio securities ~~that~~ currently exist~~ing~~. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[7] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[8] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchas~~e~~ing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[9] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[10]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[11] Nonetheless, while the prime rate funds ~~created~~broke the ~~model~~path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission ~~has~~ granted relief to the following closed-end investment companies~~, among others,~~ to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, *e.g.*, ~~Goldman Sachs Real Estate Diversified Income Fund and Goldman Sachs~~BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund, and CIM Real Assets & Credit Fund, ~~Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, 1WS Credit Income Fund and 1WS Capital Advisers, Lord Abbett Credit Opportunities Fund, Cliffwater Corporate Lending Fund and Cliffwater LLC, Destra International & Event-Driven Credit Fund, and Hedge Fund Guided Portfolio Solution~~et al.[12]

---

[6] *Id.* at 424.

[7] *Id.* at 439-40.

[8] *Id.* at 424.

[9] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[10] Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[11] *Protecting Investors* at 439-40; Proposing Release at 27.

[12] See ~~Goldman Sachs Real Estate Diversified Income~~, e.g., BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. Nos. 34320 (June 29, 2021) (notice) and 34344 (July 26, 2021) (order); Calamos-Avenue Opportunities Fund and Calamos Avenue Management, LLC, Investment Co. Rel. Nos. 34300 (June 14, 2021) (notice) and 34327 (July 12, 2021)

B.   Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that ~~thea~~ Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if, at any time, dividends on such class of securities have been unpaid in an amount equal to two full years~~²'~~ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in ~~S~~section 13(a).[13] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be ~~a~~ voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares

---

(order); KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC Investment Co. Rel. Nos. 33840 (April 16, 2020) (notice) and 33863 (May 12, 2020) (order); 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Investment Co. Rel. Nos. 34051 (October 15, 2020) (notice) and 34091 (November 10, 2020) (order); and CIM Real Assets & Credit Fund, et al, Investment Co. Rel. No~~s. 33743 (Jan. 9, 2020) (Notice) and Investment Co, Rel. No. 33797 (Feb, 4, 2020) (Order); CIM Real Assets & Credit Fund, et al., Investment Co. Rel. No~~. 33630 (~~Sept.~~September 23, 2019) (~~N~~notice) and ~~Investment Co. Rel. No.~~ 33659 (~~Oct.~~October 22, 2019) (~~O~~order~~); Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, Investment Co. Act Rel. No. 33610 (Aug. 27, 2019) (Notice) and Investment Co. Act Rel. No. 33632 (Sept. 24, 2019) (Order); 1WS Credit Income Fund and 1WS Capital Advisers, LLC, Investment Co. Act Rel. No. 33556 (July 16, 2019) (Notice) and Investment Co. Act Rel. No. 33589 (Aug. 14, 2019) (Order); Lord Abbett Credit Opportunities Fund, et al., Investment Co. Rel. No. 33513 (June 19, 2019) (Notice) and Investment Co. Rel. No. 33659 (July 16, 2019) (Order); Cliffwater Corporate Lending Fund and Cliffwater LLC, Investment Co. Rel. No. 33318 (Dec. 6, 2018) (Notice) and Investment Co. Re. No. 33437 (Feb. 1, 2019) (Order); Destra International & Event-Driven Credit Fund, et al., Investment Co. Rel. No. 33268 (Oct. 11, 2018) (Notice) and Investment Co. Rel. No. 33293 (Nov. 9, 2018) (Order); and Hedge Fund Guided Portfolio Solution, et al., Investment Co. Rel. No. 33255 (Sept. 26, 2018) (Notice) and Investment Co. Rel. No. 33278 (Oct. 23, 2018) (Order)~~).

[13] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

11

issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that

"it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any such class of . . . stock may be issued in one or more series: ~~P~~provided~~, That~~, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . ."

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because~~,~~ under the proposed system~~,~~ (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[14] the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[15]

---

[14] *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[15] *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate

Applicants believe that the proposed closed-end investment company multiple class structure does not raise ~~the~~ concerns underlying Section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of each Fund's shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales ~~load~~charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.[16] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[17] Applicants also note that the Commission has adopted rule and form amendments to require registered

---

12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[16] *See* ~~Goldman Sachs Real Estate Diversified~~BNY Mellon Alcentra Opportunistic Global Credit Income Fund, ~~et al~~*supra* note 12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, ~~et al.,~~ *supra* note 12~~; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 12; 1WS Credit Income Fund and 1WS Capital Advisers, LLC, supra note 12; Lord Abbett Credit Opportunities Fund, et al. supra note 12, Cliffwater Corporate Lending Fund and Cliffwater LLC, supra note 12; Destra International & Event-Driven Credit Fund, et al., supra note 12; and Hedge Fund Guided Portfolio Solution, et al., supra note 12~~.

[17] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[18] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[19] Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[20] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund, and CIM Real Assets & Credit Fund, ~~Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, 1WS Credit Income Fund and 1WS Capital Advisers, Lord Abbett Credit Opportunities Fund, Cliffwater Corporate Lending Fund and Cliffwater LLC, Destra International & Event Driven Credit Fund, Hedge Fund Guided Portfolio Solution~~.[21] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C. Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between ~~5%~~five and ~~25%~~twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed ~~2.00%~~two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the

---

[18] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[19] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

[20] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). *See also* Rules 12d1-1, *et seq.* of the Act.

[21] *See* ~~Goldman Sachs Real Estate Diversified~~BNY Mellon Alcentra Opportunistic Global Credit Income Fund, ~~et al~~*supra* note 12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, ~~et al., supra note 12; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 12; 1WS Credit Income Fund and 1WS Capital Advisers, LLC, supra note 12; Lord Abbett Credit Opportunities Fund, et al. supra note 12, Cliffwater Corporate Lending Fund and Cliffwater LLC, supra note 12; Destra International & Event Driven Credit Fund, et al., supra note 12; and Hedge Fund Guided Portfolio Solution, et al.,~~ *supra* note 12.

Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges ~~would~~will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition" of CDSLs.[22] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds,such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[23]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales ~~loads~~charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[24] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule

---

[22] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[23] *Id.*

[24] Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[25] The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[26] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder distribution and/or service fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay distribution and/or service fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[27] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.   Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of ~~a~~the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a

---

[25] *See* Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[26] *See* Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

[27] *See* ~~Goldman Sachs Real Estate Diversified~~BNY Mellon Alcentra Opportunistic Global Credit Income Fund, ~~et al.~~*supra* note 12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, ~~et al., supra note 12; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 12; 1WS Credit Income Fund and 1WS Capital Advisers, LLC, supra note 12; Lord Abbett Credit Opportunities Fund, et al. supra note 12; Cliffwater Corporate Lending Fund and Cliffwater LLC, supra note 12; Destra International & Event-Driven Credit Fund, et al., supra note 12; and Hedge Fund Guided Portfolio Solution, et al.,~~*supra* note 12.

distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to ~~a~~the Fund, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[28] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled variation" as permitted in amended Rule 22d-1.[29] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[30] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limit~~s~~ the ability of a closed-end fund to impose a distribution and/or service fee.[31]

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

---

[28] Investment Co. Act Rel. No. 14390 (February 2, 1985).

[29] *Id.*

[30] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[31] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

~~Each Fund will comply with the~~The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 <u>will be complied with by each Fund</u> in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,[32] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary ~~to allow~~ for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[33]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its shares should be resolved by ~~the~~such Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

---

[32] *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

[33] *Id.*

VI.   APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.   CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

~~The~~ Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[34]

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund's Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants² state that their address is ~~235 West Galena Street, Milwaukee, Wisconsin 53212, and~~ c/o Bow River Asset Management LLC, 205 Detroit Street, Suite 800 Denver, Colorado 80206 (Initial Fund) and 205 Detroit Street, Suite 800 Denver, Colorado 80206 (Adviser) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

[Signature Page Follows]

---

[34] *See* ~~Goldman Sachs Real Estate Diversified~~ BNY Mellon Alcentra Opportunistic Global Credit Income Fund, ~~et al~~ *supra* note 12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, ~~et al., supra note 12; Hartford Schroders Opportunistic Income Fund and Hartford Funds Management Company, LLC, supra note 12; 1WS Credit Income Fund and 1WS Capital Advisers, LLC, supra note 12; Lord Abbett Credit Opportunities Fund, et al. supra note 12; Cliffwater Corporate Lending Fund and Cliffwater LLC, supra note 12; Destra International & Event-Driven Credit Fund, et al., supra note 12; and Hedge Fund Guided Portfolio Solution, et al.,~~ *supra* note 12.

Dated: ~~October 2, 2020~~

~~361 SOCIAL INFRASTRUCTURE FUND~~
<u>Bow River Capital</u>
<u>Evergreen Fund</u>

<u>Dated: October 12, 2021</u>

By: <u>/s/</u> ~~Maureen Quill~~ <u>Jeremy Held</u>

~~Nam~~~~Maureen Quill~~<u>Name:</u>   <u>Jeremy Held</u>
~~e:~~

~~Title~~~~President, Principal~~   <u>Trustee</u>
~~:~~   ~~Executive Officer and~~
   ~~Trustee~~<u>Title:</u>

<u>Bow River Asset Management LLC</u>

Dated: October ~~2~~<u>12</u>, ~~2020~~<u>2021</u>

~~361~~ <u>/s/ Richard C. Wham</u>
~~INF~~
~~RAS~~
~~TRU~~
~~CTU~~
~~RE~~
~~LLC~~
<u>By:</u>

~~By:~~   ~~/s/ Thomas Florence~~

~~Nam~~ ~~Thomas Florence~~<u>Name:</u>   <u>Richard C. Wham</u>
~~e:~~

~~Title~~ ~~Chief Executive Officer~~<u>Title:</u><u>President & Chief Operating Officer</u>
~~:~~

~~17~~

EXHIBIT A

Resolutions of the ~~Board of Trustees of 361 Social Infrastructure~~<u>Initial Trustee of Bow River Capital Evergreen</u> **Fund**

~~RESOLVED, that the appropriate officers of the 361 Social Infrastructure Fund (the "Trust"), in consultation with and with the approval of counsel, in the name and on behalf of the Trust, are hereby authorized and directed to prepare, or cause to be prepared, and to execute and to file with the Securities and Exchange Commission, an application for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), from Section 18(a)(2), 18(c) and 18(i) and Section 23(c) of the 1940 Act, pursuant to Section 6(c) and Section 23(c) from Rule 23c-2 under the 1940 Act, and pursuant to Section 17(d) from the provision of Rule 17d-1, to permit the Trust to, among other things, issue multiple classes of common shares, and to impose asset-based distribution and service fees and early withdrawal fees.~~

~~18~~

<u>RESOLVED,</u>	<u>that the officers of Bow River Capital Evergreen Fund (the "Fund") are authorized and directed to request an order from the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the "Order") and it is;</u>
<u>FURTHER RESOLVED,</u>	<u>that the officers of the Fund are authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.</u>

21

EXHIBIT B

~~Verifications~~
Verifications of Bow River Capital Evergreen Fund and Bow River Asset Management LLC

The undersigned states that ~~s~~he has duly executed the attached ~~Second Amended and Restated A~~application dated October ~~2~~12, ~~2020~~2021 for and on behalf of ~~361 Social Infrastructure Fund in her~~**Bow River Capital Evergreen Fund** in his capacity as ~~Principal Executive Officer and~~ Trustee of such entity~~,~~ and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~s~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~**361 SOCIAL**~~
~~**INFRASTRUCTURE FUND**~~

By: /s/ ~~Maureen Quill~~Jeremy Held

Name: ~~Maureen Quill~~Jeremy Held

Title: ~~President, Principal Executive~~
~~Officer &~~ Trustee

The undersigned states that he has duly executed the attached ~~A~~application dated October ~~2~~12, ~~2020~~2021 for and on behalf of ~~361 Infrastructure Partners,~~**Bow River Asset Management** LLC ~~is~~in his capacity as President & Chief ~~Executive~~Operating Officer of such entity~~,~~ and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~**361 INFRASTRUCTURE**~~
~~**PARTNERS, LLC**~~

By: /s/ ~~Thomas Florence~~Richard C. Wham

Name: ~~Thomas Florence~~Richard C. Wham

Title: President & Chief
~~Executive~~Operating Officer
~~19~~

File No. 812-~~15001~~15258

~~As filed with the Securities and Exchange Commission on~~ July 3, 2019

UNITED STATES OF AMERICA
BEFORE THE
~~U.S.~~ **SECURITIES AND EXCHANGE COMMISSION**

~~Washington, D.C. 20549~~

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT") FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

~~CIM Real Assets & Credit Fund,~~

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

In the Matter of:
Bow River Capital Evergreen Fund

~~CIM Capital IC~~ **Bow River Asset** Management~~,~~ **LLC**

~~4700 Wilshire Boulevard~~

~~Los Angeles, California 90010~~

~~(323) 860-7421~~

PLEASE SEND ALL COMMUNICATIONS AND ORDERS TO:
~~David Thompson, Chief Executive Officer and Trustee~~
~~CIM Real Assets & Credit Fund~~

~~4700 Wilshire Boulevard~~

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103

~~Los Angeles, California 90010~~

(323) 860-7421

WITH A COPY TO:

~~Cynthia M. Krus, Esq.~~

Jeremy Held
Bow River Asset Management LLC
~~Cynthia R. Beyea, Esq.~~
~~Eversheds Sutherland (US), LLP~~
~~700 6th~~ 205 Detroit Street ~~NW~~, Suite ~~700~~ 800
~~Washington, D.C. 20001~~
Denver, Colorado 80206
~~(202) 383-0100~~

This Application (including Exhibits) contains ~~18~~ [48] pages~~.~~

As filed with the Securities and Exchange Commission on October 12, 2021.

TABLE OF CONTENTS

EXHIBITS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

IN THE MATTER OF:

BOW RIVER CAPITAL EVERGREEN FUND In the Matter of: CIM REAL ASSETS & CREDIT FUND AND CIM CAPITAL ICBOW RIVER ASSET MANAGEMENT, LLC Investment Company Act of 1940 File No. 812-15001 File No. 812-15258 EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).	FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT"), FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

I.   THE PROPOSAL

CIM Real Assets & CreditBow River Capital Evergreen Fund (the "Initial Fund") is a newly organized Delaware statutory trust that is registered under the Act and that will operate as a continuously offered, non-diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. CIM Capital ICBow River Asset Management, LLC (the "Adviser") will serve as the Initial Fund's investment adviser. The Initial Fund and the Adviser are referred to herein as the "Applicants."

The Applicants hereby seek an order (the "Order") from the U.S. Securities and Exchange Commission (the "Commission") (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[1] acts as investment adviser and thatwhich operates as an

---

[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each, a "Future Fund," and together with the Initial Fund, the "Funds"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "Application"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Initial Fund ~~has~~ filed an initial registration statement on Form N-2, which was declared effective by the Commission on December 28, 2020, registering two initial classes of shares of beneficial interest, "Class I Shares" and "Class II Shares, under the Act and under the Securities Act of 1933, as amended ("Initial Registration Statement")~~, which has not yet been declared effective by the Commission, seeking to register shares of beneficial interest of four initial classes of shares, "Class I Shares," "Class C Shares," "Class A Shares" and "Class L Shares" under the Act and the Securities Act of 1933 as amended (the "Securities Act"), each with its own fee and expense structure.~~.

The Initial Fund continuously offers its Class I Shares in connection with its Initial Registration Statement. The Initial Fund's Class I Shares are subject to other expenses and will be subject to an EWC, but not a distribution and/or service fee or front-end sales charge.

If the requested relief is granted, the Initial Fund anticipates making a continuous public offering of its Class II ~~Shares, Class C Shares, Class A Shares and Class L Shares following the effectiveness of its Initial Registration Statement.~~ Shares and may also offer additional classes of shares in the future, with each class having its own fee and expense structure. The Initial Fund's Class II Shares will be subject to other expenses including a distribution and service fee and an EWC, but not a front-end sales charge.

Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. ~~If the Initial Fund's Initial Registration Statement is declared effective prior to receipt of the requested relief, the~~The Initial Fund will only offer one class of shares, Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

~~It is contemplated that the Initial Fund's Class A Shares will be subject to other expenses including a front-end sales charge and service fees but not distribution fees or EWCs. The Initial Fund's Class L Shares will be subject to a front-end sales charge, distribution and service fees but not EWCs. The Initial Fund's Class C Shares will not be subject to a front-end sales charge but will be subject to distribution and service fees, and EWCs. The Initial Fund's Class I Shares will not be subject to a front-end sales charge, distribution fees, service fees, or EWCs. The Funds may in the future offer additional classes of shares and/or another sales charge structure, including with EWCs.~~

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority ("FINRA") Rule 2341(d) (the "FINRA Sales Charge Rule"). All references in the application to the FINRA Sales Charge Rule include any ~~Financial Industry Regulatory Authority~~FINRA successor or replacement rule to the FINRA Sales Charge Rule.

II. STATEMENT OF FACTS

A. ~~CIM Real Assets & Credit Fund~~
A. Bow River Capital Evergreen Fund

The Initial Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the

5

Investment Company Act of 1940 on Form N-8A and ~~the~~an Initial Registration Statement ~~seeking to~~on Form N-2 register~~ing~~ Class I Shares~~, Class C Shares, Class A Shares~~ and Class ~~L~~II Shares under the Act and under the Securities Act of 1933, as amended. The Initial Fund is a Delaware statutory trust. The Initial Fund is a non-diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act. The Initial Fund's primary investment objective is to generate ~~current income through cash distributions and preserve and protect shareholders' capital across various market cycles, with a secondary objective of~~long-term capital appreciation by investing in a broad portfolio of private equity investments that provide attractive risk-adjusted return potential. The Initial Fund will seek~~s~~ to achieve its investment objective ~~by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in "real estate and real estate-related securities" and "credit and credit-related securities".~~through broad exposure to private equity, private credit, and semi-liquid (investments with monthly or quarterly liquidity availability, such as evergreen private equity funds) or listed investments. The principal investments utilized by the Fund are: (i) direct investments (i.e. positions in the equity or debt of operating companies); (ii) secondary purchases (i.e. purchases of existing interests that are acquired on the secondary market) of closed-end private funds managed by third-party managers; (iii) primary fund commitments (i.e. commitments to new private equity, private credit, or other private funds); (iv) direct or secondary purchases of liquid credit instruments; (v) other liquid investments (i.e. strategies with a higher liquidity profile than direct investments or investments in funds, including listed private equity and exchange-traded funds; and (vi) short-term investments, including money market funds and short term treasuries. The Initial Fund's address is c/o Bow River Asset Management LLC, 205 Detroit Street, Suite 800 Denver, Colorado 80206.

If the relief requested herein is granted, the Initial Fund ~~intends to~~will offer Class I~~I~~ ~~Shares, Class C Shares, Class A Shares and Class L Shares pursuant to a continuous public offering as discussed above.~~Shares and may also offer additional classes of shares in the future, with each class having its own fee and expense structure.

The Initial Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at net asset value on a ~~quarterly~~semi-annual basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.[2] In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").[3]

---

[2] Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

[3] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to

B.   CIM Capital IC Management, LLC

Repurchase fees, if charged, will equally apply to additional classes of shares and to all classes of shares of a Fund, consistent with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class. If a Fund charges a repurchase fee, shares of the Fund will be subject to a repurchase fee at a rate of no greater than two percent of the shareholder's repurchase proceeds.

B.   Bow River Asset Management LLC

The Adviser is a ~~Delaware~~Colorado limited liability company and a registered investment adviser with the Commission under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). The Adviser will serve as the Initial Fund's investment adviser pursuant to an ~~investment~~ advisory agreement ~~between the Company and the Adviser~~ (the "Investment ~~Advisory~~Management Agreement"), subject to the approval of the Investment ~~Advisory~~Management Agreement by the Initial Fund's Board of Trustees (the "Board"), including a majority of the trustees who are not "interested persons" (as defined in Section 2(a)(19) of the Act) of the Initial Fund and by the Initial Fund's original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to the Investment ~~Advisory~~Management Agreement. Under the terms of the Investment ~~Advisory~~Management Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Initial Fund's business affairs and selecting the Initial Fund's ~~real estate and real estate related securities~~investments according to the Initial Fund's investment objectives, policies, and restrictions. The Adviser's address is ~~4700 Wilshire Blvd, Los Angeles, California 90010.~~205 Detroit Street, Suite 800 Denver, Colorado 80206. The Adviser has entered into an investment consultant agreement on behalf of the Initial Fund with an investment consultant that will assist the Adviser with sourcing, evaluating and selecting investments for the Initial Fund's portfolio. The investment consultant is registered as an investment adviser under the Investment Advisers Act and considered an investment adviser, as defined under Section 2(a)(20) of the Act. Consequently, the investment consultant agreement has been approved by the board of trustees of the Initial Fund, pursuant to Section 15(c) the Act. ~~The Adviser has engaged OFS Capital Management, LLC, a Delaware limited liability company that is registered as an investment adviser with the SEC under the Advisers Act (the "Sub-Adviser"), to serve as the sub-adviser to the Initial Fund.~~

C.   Other Provisions

From time to time, the Initial Fund may create additional classes of shares, the terms of which may differ from Class I Shares, ~~Class C Shares, Class A Shares~~ and Class ~~L~~II Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), services fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses

---

compensate long-term shareholders for the expenses related to shorter term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors' fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees' fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, services fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder's repurchase proceeds (an "Early Repurchase Fee") if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. AnyAn Early Repurchase Fee ~~imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class.~~ charged by a Fund is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor, whereas the Early Repurchase Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund's generally longer-term investment horizons and investment operations.

III.   EXEMPTIONS REQUESTED

A.   The Multi-Class System

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security"[4] within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.   Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

---

[4] Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

C.   Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.   COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.   DISCUSSION

A.   Background

In its 1992 study entitled *Protecting Investors: A Half Century of Investment Company Regulation* ("*Protecting Investors*"), the Commission's Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.[5] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity ~~a~~the fund's shareholders will have, and thus the liquidity required of ~~such~~the fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation,

---

[5] SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In *Protecting Investors*, the Staff determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.[6]

The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[7] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[8] The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after *Protecting Investors* was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[9] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[10]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[11] Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, *e.g.*, ~~Cliffwater Corporate Lending Fund and Cliffwater LLC, Destra International & Event-Driven Credit Fund, Hedge Fund Guided Portfolio Solution, Variant Alternative Income Fund, Broadstone Real Estate Access Fund, and PIMCO Flexible~~BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund, and CIM Real Assets & Credit Fund, et al.[12]

---

[6] *Id.* at 424.

[7] *Id.* at 439-40.

[8] *Id.* at 424.

[9] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "Proposing Release").

[10] Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "Adopting Release"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[11] *Protecting Investors* at 439-40; Proposing Release at 27.

[12] See ~~Cliffwater Corporate Lending Fund and Cliffwater~~, e.g., BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. Nos. 34320 (June 29, 2021) (notice) and 34344 (July 26, 2021) (order); Calamos-Avenue Opportunities Fund and Calamos Avenue Management, LLC, Investment Co. Rel. No~~s~~. ~~33318 (December 6, 2018~~34300 (June 14, 2021) (~~N~~notice) and 34327 (July 12, 2021) (order); KKR Credit Opportunities Portfolio and KKR Credit Advisors

B.   Multiple Classes of Shares — Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that a Fund's issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of "senior security" within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).[13] Section 18(a)(2)(E) requires that such class of stock will have "complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative."

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: *Provided*, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that "it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock," except that "any

---

(US) LLC Investment Co. Rel. Nos. ~~33437 (February 1, 2019) (Order); Destra International & Event-Driven Credit Fund, et al.~~33840 (April 16, 2020) (notice) and 33863 (May 12, 2020) (order); 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Investment Co. Rel. Nos. ~~3326~~34051 (October ~~11~~15, ~~2018~~2020) (~~N~~notice) and ~~Investment Co. Rel. No. 3329~~34091 (November ~~9~~10, ~~2018~~2020) (~~O~~order); ~~Hedge~~and CIM Real Assets & Credit Fund ~~Guided Portfolio Solution~~, et al~~.~~, Investment Co. Rel. Nos. ~~33255~~33630 (September ~~26~~23, ~~2018~~2019) (~~N~~notice) and ~~Investment Co. Rel. No. 33278~~33659 (October ~~23~~22, ~~2018~~2019) (~~O~~order~~); Variant Alternative Income Fund, et al., Investment Co. Rel. No. 33242 (September 20, 2018) (Notice) and Investment Co. Rel. No. 33269 (October 12, 2018) (Order); Broadstone Real Estate Access Fund, et al., Investment Co. Rel. No. 33220 (September 7, 2018) (Notice) and Investment Co. Rel. No. 33258 (September 28, 2018) (Order); and PIMCO Flexible Credit Income Fund, et al., Investment Co. Rel. No. 33219 (September 6, 2018) (Notice) and Investment Co. Rel. No. 33262 (October 2, 2018) (Order)~~).

[13] Section 13(a) requires, among other things, that a majority of the fund's outstanding voting securities must approve converting to a mutual fund format.

ACTIVE.134321695.01

such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . ."

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act's "senior security" provisions are satisfied. After having granted numerous exemptive orders ("multiple class exemptive orders") to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,[14] the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.[15]

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment

---

[14] *See* Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[15] *See* Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

companies' multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund's assets. In addition, the proposed structure will not increase the speculative character of each Fund's shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.[16] Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.[17] Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports[18] and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[19] Each Fund will include these disclosures in its shareholder reports and prospectus.

---

[16] *See* ~~Cliffwater Corporate Lending Fund, supra note 11; Destra International & Event Driven Credit Fund, supra note 11; Hedge Fund Guided Portfolio Solution, supra note 11; Variant Alternative Income Fund, supra note 11; Broadstone Real Estate Access Fund, supra note 11; and PIMCO Flexible~~<u>BNY Mellon Alcentra Opportunistic Global</u> Credit Income Fund, *supra* note ~~11~~<u>12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, *supra* note 12</u>.

[17] In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

[18] Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

[19] Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.[20] Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to ~~Cliffwater Corporate Lending Fund, Destra International & Event-Driven Credit Fund, Hedge Fund Guided Portfolio Solution, Variant Alternative Income Fund, Broadstone Real Estate Access Fund, and PIMCO Flexible~~BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio, 361 Social Infrastructure Fund, and CIM Real Assets & Credit ~~Income~~ Fund.[21] Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.   Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds ~~may seek~~are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds ~~may~~would assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Initial Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that "the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent

---

[20] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). *See also* Rules 12d1-1, *et seq.* of the Act.

[21] *See* ~~Cliffwater Corporate Lending Fund, supra note 11; Destra International & Event-Driven Credit Fund, supra note 11; Hedge Fund Guided Portfolio Solution, supra note 11; Variant Alternative Income Fund, supra note 11; Broadstone Real Estate Access Fund, supra note 11; and PIMCO Flexible~~BNY Mellon Alcentra Opportunistic Global Credit Income Fund, *supra* note ~~11.~~12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, *supra* note 12.

implicitly preclude the imposition" of CDSLs.[22] The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].[23]

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.[24] Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)'s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.[25] The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.[26] There is, in Applicants' view, no rational basis to apply Rule 23c-3(b)(1)'s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the

---

[22] Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: "The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase."

[23] *Id.*

[24] Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

[25] *See* Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

[26] *See* Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder ~~service and~~ distribution <u>and/or service</u> fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay ~~service~~<u>distribution</u> and/or ~~distribution~~<u>service</u> fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.[27] In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

~~D.   Waivers of Early Withdrawal Charges~~

D.   <u>Waivers of EWCs</u>

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder's family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Fund~~s~~, the waiver of the EWC works to shareholders' advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to "require forward pricing of fund shares largely dispelled concerns about share dilution." Furthermore, "the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares."[28] In light of these circumstances, the Commission believed that "it is appropriate to permit a broader range of scheduled

---

[27] *See* ~~Cliffwater Corporate Lending Fund, supra note 11; Destra International & Event Driven Credit Fund, supra note 11; Hedge Fund Guided Portfolio Solution, supra note 11; Variant Alternative Income Fund, supra note 11; Broadstone Real Estate Access Fund, supra note 11; and PIMCO Flexible~~<u>BNY Mellon Alcentra Opportunistic Global</u> Credit Income Fund, *supra* note ~~11.~~<u>12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, *supra* note 12.</u>

[28] Investment Co. Act Rel. No. 14390 (February 2, 1985).

variation" as permitted in amended Rule 22d-1.[29] Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled "variations in, or elimination of, the sales load to particular classes of investors or transactions" provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.[30] The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.   Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose a distribution and/or service fee.[31]

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company's participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d)

---

[29] *Id.*

[30] Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

[31] Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,[32] it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission's only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a 'joint enterprise' with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.[33]

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund's financing the distribution of its shares should be resolved by such Fund's undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds' imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (*i.e.*, that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.   APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.   CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and

---

[32] *See* Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

[33] *Id.*

appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.[34]

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund's Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is ~~4700 Wilshire Blvd., Los Angeles, California 90010~~c/o Bow River Asset Management LLC, 205 Detroit Street, Suite 800 Denver, Colorado 80206 (Initial Fund) and 205 Detroit Street, Suite 800 Denver, Colorado 80206 (Adviser) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

---

[34] *See* ~~Cliffwater Corporate Lending Fund, supra note 11; Destra International & Event-Driven Credit Fund, supra note 11; Hedge Fund Guided Portfolio Solution, supra note 11; Variant Alternative Income Fund, supra note 11; Broadstone Real Estate Access Fund, supra note 11; and PIMCO Flexible~~BNY Mellon Alcentra Opportunistic Global Credit Income Fund, *supra* note ~~11~~12; Calamos-Avenue Opportunities Fund, *supra* note 12; KKR Credit Opportunities Portfolio, *supra* note 12; 361 Social Infrastructure Fund, *supra* note 12; and CIM Real Assets & Credit Fund, *supra* note 12.

CIM Real Assets & CreditBow River Capital Evergreen Fund

Dated: ~~July 3~~October 12, ~~2019~~2021

By: /s/ ~~David Thompson~~ Jeremy Held
    Name: ~~David Thompson~~   Jeremy Held
    Title: ~~Chief Executive Officer and~~ Trustee
    ~~Trustee~~

~~CIM Capital IC~~Bow River Asset Management~~,~~ LLC

Dated: ~~July 3~~October 12, ~~2019~~2021

By: /s/ ~~David Thompson~~Richard C. Wham
    Name: ~~David Thompson~~   Richard C. Wham
    Title: ~~Vice President~~   President & Chief Operating Officer

20

EXHIBIT A

Resolutions of the ~~Board of Trustees of CIM Real Assets & Credit~~<u>Initial Trustee of Bow River Capital Evergreen</u> **Fund**

~~NOW, THEREFORE, BE IT RESOLVED, that the Board hereby ratifies, confirms and approves the preparation of an application (the "Application") with the SEC for an order (i) pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i); (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 of the 1940 Act; and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to permit the Fund, among other things, to offer investors multiple classes of shares, interests or units, as the case may be, with varying sales loads and asset based service and/or distribution fees, and that any officer of the Fund and CIM Capital IC Management, LLC, the Fund's investment adviser (the "Adviser") each, an "Authorized Officer" and together, the "Authorized Officers", and its officers be, and each of them hereby is, authorized in the name and on behalf of the Fund, to submit and cause to be filed with the SEC the Application, with such changes, modifications or amendments thereto as any Authorized Officer deems necessary, desirable or appropriate; and~~

~~FURTHER RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or Authorized Officers or the Adviser or any of its officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

RESOLVED,	~~Page 17 of 18~~	that the officers of Bow River Capital Evergreen Fund (the "Fund") are authorized and directed to request an order from the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the "Order") and it is;
FURTHER RESOLVED,		that the officers of the Fund are authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

EXHIBIT B

Verifications of ~~CIM Real Assets & Credit~~Bow River Capital Evergreen Fund and ~~CIM Capital IC~~Bow River Asset Management~~,~~ LLC

The undersigned states that he has duly executed the attached application dated ~~July 3, 2019~~October 12, 2021 for and on behalf of ~~CIM Real Assets & Credit~~**Bow River Capital Evergreen** Fund in his capacity as ~~Chief Executive Officer and~~ Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ ~~David Thompson~~Jeremy Held
Name: ~~David Thompson~~Jeremy Held
Title: ~~Chief Executive Officer and~~ Trustee

The undersigned states that he has duly executed the attached application dated ~~July 3, 2019~~October 12, 2021 for and on behalf of ~~CIM Capital IC~~**Bow River Asset** Management~~,~~ **LLC** in his capacity as ~~a Vice~~ President & Chief Operating Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ ~~David Thompson~~Richard C. Wham
Name: ~~David Thompson~~Richard C. Wham
Title: ~~Vice~~ President & Chief Operating Officer